HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

December 23, 2020

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Edward M. Kelly

Re:	Huadi International Group Co., Ltd.
Pre-effective Amendment 2 to Registration Statement on Form F-1
Filed December 16, 2020
File No. 333-248919

Dear Mr. Kelly:

This letter is in response to the letter dated December 22, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Huadi International Group Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 3”) is being submitted to accompany this letter.

Pre-effective Amendment 2 to Registration Statement on Form F-1 filed December 16, 2020

Opinion of Grandall Law Firm, page 6

1.

We note these statements in the last paragraph on page 6:

● “This Opinion is rendered solely to the addressee and is given for the benefit of the addressee hereof”; and

● “Without our express prior written consent, this Opinion may not be relied upon by any person or entity other than the addressee.”

Since investors are entitled to rely on the opinion expressed, any language that states or implies that the opinion is “solely” for the benefit of the registrant or that “only” the registrant is entitled to rely on the opinion is unacceptable. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that a revised opinion from Grandall Law Firm has been included in the amended F-1.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer